SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12 (g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number 0-28556

Matav - Cable Systems Media Ltd.

(Exact name of registrant as specified in its charter)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
+972-9-860-2160

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

American Depository Shares
Ordinary Shares*

* Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary
Shares, pursuant to the requirements of the Securities and Exchange Commission.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g - 4 (a) (1) (i) ☐	Rule 12h - 3 (b) (1) (i) ☐
Rule 12g - 4 (a) (1) (ii) ☐	Rule 12h - 3 (b) (1) (ii) ☐
Rule 12g - 4 (a) (2) (i) ☒	Rule 12h - 3 (b) (2) (i) ☐
Rule 12g - 4 (a) (2) (ii) ☐	Rule 12h - 3 (b) (2) (ii) ☐

Rule 15d-6 ☐

        Approximate number of holders of record as of the certification or notice date:

Fifty Five (55)

Pursuant to the requirements of the Securities Exchange Act of 1934, Matav – Cable Systems Media Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By /s/ Tal Peres —————————————— Tal Peres Chief Financial Officer

Date: June 30, 2006